

06/29/2015

<u>Via E-mail</u>
Mr. Christopher S. Coleman
Chief Financial Officer
Third Point Reinsurance Ltd.
The Waterfront, Chesney House
96 Pitts Bay Road
Pembroke HM 08, Bermuda

Re: **Third Point Reinsurance Ltd.**
  Form 10-K for the Fiscal Year Ended December 31, 2014
  Filed February 27, 2015
  File No. 001-36052

Dear Mr. Coleman:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

   Sincerely,

   /s/ Sharon M. Blume

   Sharon M. Blume
   Accounting Branch Chief